Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	6 December 2012

SIMS METAL MANAGEMENT ANNOUNCES THE ACQUISITION OF

CANADIAN ELECTRONICS RECYCLER GENESIS RECYCLING LTD.

Sims Metal Management Limited (SimsMM), through its Sims Recycling Solutions (SRS) division, has acquired the assets of Genesis Recycling Ltd. (Genesis), expanding its North America SRS electronics recycling business. Genesis is located in Langley, British Columbia, outside of Vancouver.

Founded in 1994, Genesis provides recycling solutions to business, government and industrial customers in British Columbia for electronics and small appliances. Genesis, which holds current ISO 9001, ISO 14001, OHSAS 18001 and Responsible Recycling (R2) Practices certifications, has demonstrated expertise in all aspects of recycling, safety, logistics, customer service, and the handling of environmentally sensitive materials within a proven framework for continued growth.

“We are excited to have the Genesis team join the SRS family,” stated Steve Skurnac, President, SRS, Americas. “With our strong presence in Ontario and Eastern Canada, this acquisition was an attractive opportunity for SimsMM to enter Western Canada and further strengthen its North America SRS electronics recycling business.”

The financial terms of the transaction were not disclosed, however, the purchase price consideration is not material to SimsMM.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 12 October 2012.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Sims Metal Management Limited

Investor inquires contact

Todd Scott, +61 4 0960 0352

Group Vice President – Investor Relations

or

Media inquiries contact

Daniel Strechay, +1 212-500-7430

Group Director – Communications & Public Relations

or

Cindy Coutts, +1 647-280-5486

President – Sims Recycling Solutions Canada

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